Exhibit 8.1

The following table provides a list of all subsidiaries and other companies controlled by the company:

Subsidiaries	Date and Manner of Incorporation	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	100%
Survey Services International Inc.	September 6, 2011 by Articles of Incorporation – Province of Alberta	100%
NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	100%